UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

MTR GAMING GROUP, INC.

(Name of Issuer)

Common Stock, par value of $0.00001

(Title of Class of Securities)

553769100

(CUSIP Number)

Stephen R. Roark

Jacobs Entertainment, Inc.

17301 West Colfax Avenue, Suite 250

Golden, Colorado 80401

303.215.5201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553769100

(1)	Names of reporting persons Jeffrey P. Jacobs
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person -0-
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) IN

CUSIP No. 553769100

(1)	Names of reporting persons The Jeffrey P. Jacobs Revocable Trust dated July 10, 2000
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person -0-
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) 00 (1)

(1)	The Reporting Person is a revocable trust.

CUSIP No. 553769100

(1)	Names of reporting persons Jacobs Entertainment, Inc., #34-1959351
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person -0-
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 553769100

(1)	Names of reporting persons Gameco Holdings, Inc., #34-1962581
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person -0-
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) CO

Purpose of Amendment

The purpose of this amendment is to amend the Reporting Persons’ disclosures under Items 4 and 5 and exit as a reporting person. Other information regarding the Reporting Persons and their purchases of the Issuer’s common stock remain true and correct and can be found in the initial Schedule 13D filed by the Reporting Persons on November 9, 2006 (the “Initial Filing”) as amended by Amendments 1 through 15 thereto incorporated herein by this reference.

Item 4.	Purpose of Transaction.

On September 19, 2014, Eldorado Resorts, Inc., formerly known as Eclair Holdings Company (“ERI”) announced that the Issuer and Eldorado HoldCo LLC (“HoldCo”) combined their businesses through two simultaneous mergers (the “Mergers”) consummated pursuant to the Agreement and Plan of Merger, dated as of September 9, 2013, as amended on November 18, 2013, February 13, 2014 and May 13, 2014, by and among the Issuer, HoldCo, ERI and certain affiliates of ERI and HoldCo (the “Merger Agreement”). As the result of the Mergers, the Issuer and HoldCo both became wholly-owned subsidiaries of ERI. In one of the Mergers (the “MTR Merger”), a wholly-owned subsidiary of ERI merged with and into the Issuer such that the Issuer was the surviving entity, and in the other of the Mergers (the “HoldCo Merger”), a different wholly-owned subsidiary of ERI merged with and into HoldCo such that HoldCo was the surviving entity.

As a result of the Mergers all of the Issuer’s common stock, par value $0.00001 per share (“MTR Stock”) that were outstanding immediately prior to the merger were converted into a right to receive a total of 46,411,632 shares of ERI Stock, as follows: 5,785,123 shares of MTR Stock converted into a right to receive $6.05 in cash per each share of MTR Stock, and the remaining 22,600,961shares of MTR Stock issued and outstanding immediately prior to the Mergers converted into the right to receive one share of ERI Stock per each share of MTR Stock.

Each Reporting Person elected to receive cash in consideration for their MTR Stock. As a result of the Reporting Persons’ election and subsequent pro-ration of the cash consideration by the Issuer, the Reporting Persons received 3,822,419 shares of ERI and $7,525,074.70 (reflecting the $6.05 price per share for the 1,243,814 shares that were converted to cash).

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons converted all of their interest in the Issuer to either cash or ERI stock as described in Item 4. As of September 19, 2014, no Reporting Person is a beneficial owner of any securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each certifies that the information in this statement is true, complete and correct.

Dated: September 29, 2014	Jeffrey P. Jacobs Jacobs Entertainment, Inc. The Jeffrey P. Jacobs Revocable Trust Gameco Holdings, Inc.

	By:	/s/ Stephen R. Roark
Stephen R. Roark
Pursuant to Power of Attorney in Initial Filing